Six CityPlace Drive, Creve Coeur, MO 63141 Phone 314-656-5300 www.smurfit.com

April 25, 2011

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Rock-Tenn Company

Registration Statement on Form S-4

Filed February 25, 2011

File No. 333-172432

Dear Mr. Reynolds:

In connection with comments received by Smurfit-Stone Container Corporation (the “Company”) from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in letters dated March 24, 2011 and April 15, 2011, and responded to by Company in letters dated March 29, 2011 and April 18, 2011, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on February 15, 2011, as amended by our Annual Report on Form 10-K/A, filed with the Commission on March 29, 2011 (the “SSCC 10-K”), the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the SSCC 10-K;

•                  Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the SSCC 10-K; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please do not hesitate to contact me at (314) 656-5361 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Craig A. Hunt
Craig A. Hunt
Chief Administrative Officer and General Counsel

cc:                                 Mr. James Lopez

Legal Branch Chief

Division of Corporation Finance